U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING


      (CHECK ONE)
      [x] Form 10-K or Form 10-KSB  [ ] Form 20-F [ ]  Form 11-K
      [ ] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

            For Period Ended:   February 28, 1999

            [ ] Transition Report on Form 10-K or Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q or Form 10-QSB
            [ ] Transition Report on Form N-SAR

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information

                         JD AMERICAN WORKWEAR, INC.
                           46 OLD FLAT RIVER ROAD
                             COVENTRY, RI 02816

Part II-Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.   (Check box if applicable.)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or
                Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

      The Registrant's Form 10-KSB for the fiscal year ended February 28, 1999 could not be filed within the prescribed period because the Registrant completed a substantial, extraordinary and complicated transaction during the fiscal year which resulted in a sizable equity investment in the Registrant. In addition, the Company recently engaged new auditors, who required time to familiarize themselves with the Company's books and records.

Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

            Anthony P. Santucci     (401) 397-6800

      (2)   Have all other periodic reports required       [x] Yes  [ ] No
            under Section 13 or 15(d) of the
            Securities Exchange Act of 1934 or
            Section 30 of the Investment Company
            Act of 1940 during the preceding 12
            months or for such shorter period that
            the registrant was required to file such report(s) been filed? If answer is no identify report(s).

      (3)   Is it anticipated that any significant         [ ] Yes  [x] No
            change in results of operation from
            the corresponding period for the last
            fiscal year will be reflected by the
            earnings statements to be included in
            the subject report or portion thereof?

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            ATTACHMENT:


            __________________________________________


            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date: May 28, 1999           /s/  Anthony P. Santucci
            -----------------------      -------------------------------
                                         TITLE:  Treasurer and Chief
                                                 Financial Officer